UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erik M. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION –United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 217,854
	8.	SHARED VOTING POWER 509,736
	9.	SOLE DISPOSITIVE POWER 217,854
	10.	SHARED DISPOSITIVE POWER 509,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,590
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.49%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 4 Pages

Schedule 13D

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2014, as previously amended (the “Schedule 13D”) by Erik M. Herzfeld.

Items 5, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of common stock to which this Schedule 13D relates is 727,590 common stock representing 12.49% of the 5,826,982 shares outstanding as reported by the issuer as of June 30, 2021.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 217,854 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns, with shared power to vote and/or dispose of 509,736 shares of common stock.

(c)	During the past sixty days, through the open market the advisory clients: on May 6, 2021 bought 1,220 shares at $6.2492 per share; on May 7, 2021 bought 961 shares at $6.27 per share; on May 13, 2021 sold 221 shares at $6.11 per share; on May 18, 2021 bought 817 shares at $6.25 per share; on May 24, 2021 sold 1,628 shares at $6.3837 per share; on May 25, 2021 bought 2,754 shares at $6.3774 per share; on May 26, 2021 sold 44 shares at $6.3601 per share; on June 10, 2021 bought 312 shares at $6.365 per share; on June 24, 2021 bought 924 shares at $6.2094 per share and sold 449 shares at $6.21; on June 29, 2021 bought 593 shares at $6.2392 per share; on July 1, 2021 bought 19,459 shares at $6.29 per share; on July 2, 2021 bought 30,000 shares at $6.28 per share and sold 33 shares at $6.2301; on July 7, 2021 bought 44,441 shares at $6.1964 and sold 159 shares at $6.20; on July 8, 2021 bought 1,970 shares at $6.14 and sold 68 shares at $6.1301.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between Thomas J. Herzfeld Advisors, Inc. and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 42804T106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Erik M. Herzfeld Erik M. Herzfeld President

July 12, 2021